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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 3)*

                   Under the Securities Exchange Act of 1934

                         Saratoga Beverage Group, Inc.
          ------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                  803436 10 4
          ------------------------------------------------------------
                                 (CUSIP Number)

                                Anthony Malatino
                    c/o Morgan Stanley Dean Witter & Company
                                  340 Broadway
                           Saratoga Springs, NY 12866
          ------------------------------------------------------------
                      (Name, Address and Telephone Number
                            of Person Authorized to
                      Receive Notices and Communications)

                                December 7, 1998
          ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filling out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    Page 1 of 6 sequentially numbered pages.

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                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 803436 10 4                                         Page 2 of 6 Pages
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         Anthony Malatino
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

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4        SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER

                             0
     NUMBER OF        ---------------------------------------------------------
       SHARES          8     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY               488,869
        EACH          ---------------------------------------------------------
     REPORTING         9     SOLE DISPOSITIVE POWER
       PERSON
        WITH                 488,869
                      ---------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         488,869
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           [ ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.4%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

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Page 3 of 6

                                  SCHEDULE 13D
                                AMENDMENT NO. 3

         This Amendment No. 3 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D with an event date of July 30, 1997 ("Schedule 13D") filed by Anthony Malatino (the "Reporting Person") and Robin Prever with the Securities and Exchange Commission (the "SEC") on August 17, 1995, as amended by Amendment No. 1 to the Schedule 13D with an event date of June 17, 1997 and Amendment No. 2 to the Schedule 13D with an event date of October 13, 1998, each relating to the beneficial ownership of shares of the Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), of Saratoga Beverage Group, Inc. (the "Issuer"). Capitalized terms used herein and not defined shall have the meanings assigned thereto in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

         (a) The Reporting Person is the beneficial owner of 488,869 shares (15.4%) of Class A Common Stock and Class B Common Stock, $.01 par value per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), of the Issuer. The number of shares of Common Stock beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3. The percentage of shares of Common Stock beneficially owned by the Reporting Person has been calculated based upon 3,169,094 shares of Common Stock outstanding at September 30, 1998.

         (b) Except as set forth in this paragraph (b), the Reporting Person has the sole power to vote or to direct the vote of, and dispose or direct the disposition of, 488,869 shares of Common Stock.

              (i) On October 13, 1998, the Reporting Person, Robin Prever, the President and Chief Executive Officer of the Issuer, and Steven Bogen, the President and Chief Executive Officer of The Fresh Juice Company, Inc., entered into a Stockholder Agreement. Pursuant to the Stockholder Agreement, the Reporting Person and Ms. Prever each agreed to vote all of his or her shares of Common Stock to elect, re-elect and prevent any purposed removal of Mr. Bogen as a member of the Issuer's Board of Directors. In addition, the Reporting Person and Ms. Prever have appointed Mr. Bogen as their true and lawful proxy and attorney-in-fact to vote the shares of Common Stock then owned by them for the election of the Mr. Bogen as a director of Saratoga in the event that they do not vote to elect, re-elect and prevent any purposed removal of Mr. Bogen as a member of the Issuer's Board of Directors. The Stockholder Agreement expires on the earliest to occur of the date: (w) after the effective date of the merger of the Issuer and The Fresh Juice Company, Inc. that Mr. Bogen directly owns less than 400,000 shares of Class A Common Stock, (x) the termination of the merger agreement among the Issuer, and The Fresh Juice Company, Inc. by any party thereto pursuant to the terms thereof, (y) Mr. Bogen is convicted of a felony or a misdemeanor involving moral turpitude, dishonesty, theft or and unethical conduct, or (z) Mr. Bogen breaches his fiduciary duties, in a material fashion, to the Issuer and its Stockholders. Mr. Bogen does not have the power to dispose and direct the disposition of the Reporting Person's shares of Common Stock.

              (ii) On October 22, 1998, the Reporting Person and Robin Prever entered into a Stockholders' Agreement. Pursuant to the Stockholders' Agreement, the Reporting Person and Ms. Prever each agreed that, upon the death of one of them, the surviving person shall have an option, exercisable within ninety (90) after the death of the decedent, to purchase all or a portion of the shares of Class B Common Stock then owned by the decedent. The

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Page 4 of 6

         purchase price for each share of Class B Common Stock then owned by the decedent shall be equal to the greater of (i) the average Fair Market Value (as defined in the Stockholders' Agreement) of the Class A Common Stock of the Issuer for twenty (20) consecutive trading days ending one (1) business day before the date of the notice of purchase (the "Closing Date") and (ii) if the shares of Class A Common Stock are publicly traded, an amount equal to eight times (8x) the published fully diluted earnings per share of the Issuer for the four fiscal quarters prior to the date of the notice of purchase. The purchase price shall be made by certified check, by wire transfer or by a promissory note secured by the shares of Class B Common Stock acquired. The Closing Date shall be within sixty (60) days following the date of notice of exercise of the option. For purposes of the charter of the Issuer, the purchase of the shares of Class B Common Stock by the surviving person shall be deemed to have occurred immediately prior to the decedent's death. Until the death of both the Reporting Person and Ms. Prever or until one of them no longer owns any shares of Class B Common Stock, from and after the death of a decedent, (x) the surviving person shall have the right to vote the shares of Class B Common Stock of the decedent in a manner determined by the surviving person, in his or her sole and absolute discretion, and (y) the decedent shall appoint the surviving person to act as the decedent's true and lawful proxy and attorney-in-fact to vote the shares of Class B Common Stock upon the failure of the decedent's estate to vote in a manner determined by the surviving person. Pursuant to the Stockholders' Agreement, the Reporting Person and Ms. Prever also each agreed that, if at any time on or after the date of the Stockholders' Agreement either of them (a "Selling Stockholder") desires to sell, pledge, gift or otherwise transfer all or any portion of the shares of Class B Common Stock owned by the Selling Stockholder to any person other than the other party to the Stockholders' Agreement or on the open securities markets, the Selling Stockholder shall have the irrevocable and exclusive right of first refusal to purchase all or a portion of such shares of Class B Common Stock at a purchase price in cash equal to the price offered by the third party or, in the event of a gift by a Selling Stockholder, the right of first refusal shall be at a purchase price in cash equal to the average fair market value of the Class A Common Stock for twenty (20) consecutive trading days ending one (1) business day before the date of the notice of a proposed sale of shares by the Selling Stockholder was delivered. If the right of first refusal to purchase the shares of Class B Common Stock is accepted, the closing of such purchase shall be not more than five (5) business days after the date on which the notice of a proposed sale of shares by the Selling Stockholder was delivered.

         (c) Schedule I indicates the transactions effected by the Reporting Person in the Common Stock since the filing of Amendment No. 2. All such trades were purchases effected through the public market.

         (d) Not applicable.

         (e) Not applicable.

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Page 5 of 6


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 1998

                                       /s/ Anthony Malatino
                                       -------------------------
                                       Anthony Malatino

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Page 6 of 6

                                   SCHEDULE I
                                   ----------

Date         Aggregate Share Amount     Price Per Share ($)      Net Amount ($)
----         ----------------------     -------------------      --------------
12/01/98              2,000                   2.25                  4,601.30
12/01/98              3,000                   2.25                  6,904.18
12/02/98              3,000                   2.5625                7,862.82
12/07/98             23,874                   2.25                 54,912.55
12/08/98              6,000                   2.03125              12,489.85